The Dreyfus Premier Third Century Fund, Inc.

ANNUAL REPORT May 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2   Letter from the Chairman

3   Discussion of Fund Performance

6   Fund Performance

8   Understanding Your Fund's Expenses

8   Comparing Your Fund's Expenses
       With Those of Other Funds

9   Statement of Investments

12   Statement of Assets and Liabilities

13   Statement of Operations

14   Statement of Changes in Net Assets

16   Financial Highlights

22   Notes to Financial Statements

30   Report of Independent Registered
       Public Accounting Firm

31   Board Members Information

33   Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for The Dreyfus Premier Third Century Fund, Inc., covering the 12-month period from June 1, 2004, through May 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, L. Emerson Tuttle and Paul Hilton.

The reporting period produced mixed results for U.S. stocks across most market-capitalization ranges. After rallying strongly in the fourth quarter of 2004, equities gave back most of their gains as rising energy prices, higher interest rates and renewed global economic concerns took their toll on investor sentiment during the first five months of 2005.

According to our economists, recent market turbulence probably is the result of a transition to a more mature phase of the economic cycle; one that typically is characterized by higher interest rates and slowing corporate profit growth. At times such as these, we believe it is especially important for investors to stay in touch with their financial advisors, as they can help you respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2005



DISCUSSION OF FUND PERFORMANCE

L. Emerson Tuttle and Paul Hilton, Portfolio Managers

How did The Dreyfus Premier Third Century Fund, Inc. perform relative to its benchmark?

For the 12-month period ended May 31, 2005, the fund produced total returns of 3.28% for Class A shares, 2.49% for Class B shares, 2.48% for Class C shares, 2.73% for Class R shares, 2.97% for Class T shares and 3.62% for Class Z shares.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), provided a total return of 8.23% for the same period.[2]

The U.S. stock market generally responded positively during the reporting period to evidence of continuing U.S. economic growth. However, concerns regarding rising interest rates, high energy prices and global geopolitical instability led investors to favor traditionally defensive, value-oriented issues over their more growth-oriented counterparts. Because the fund focuses primarily on growth-oriented stocks, its performance lagged the benchmark.

What is the fund's investment approach?

The fund seeks to provide capital growth, with current income as a secondary objective. The fund looks primarily for growth-oriented companies that generally exhibit three characteristics: improving profitability measurements, a pattern of consistent earnings and reasonable prices.

To pursue these goals, the fund invests primarily in the common stocks of companies that, in the opinion of the fund's management, meet traditional investment standards while simultaneously conducting their businesses in a manner that contributes to the enhancement of the quality of life in America.

What other factors influenced the fund's performance?

We attribute virtually all of the fund's underperformance compared to the benchmark to the fund's emphasis on growth-oriented stocks and its relatively light exposure to the traditionally value-oriented sectors of energy, utilities and industrials. Indeed, energy stocks generated the market's strongest returns during the reporting period as oil and gas prices continued to rise. While the fund's only energy sector holding, Anadarko Petroleum, contributed positively to returns, the fund's lack of exposure to other energy stocks undermined its relative performance overall. The fund held no exposure to utilities, the market's second-strongest performing sector, and maintained relatively light positions in the industrials sector, where stocks also rose sharply.

Instead, our disciplined, growth-oriented investment approach led to a substantial emphasis in the technology and health care sectors. Unfortunately, these areas produced some of the market's weaker returns over the reporting period. A few technology holdings delivered relatively good performance, such as enterprise software provider Cognizant Technology Solutions and telecommunications innovator Qualcomm. However, other technology holdings lost value, including enterprise software companies, such as Oracle, and several semiconductor manufacturers that the fund sold during the reporting period. In the health care sector, the relatively good returns produced by the fund's biotechnology holdings, such as Amgen and Genzyme, were largely offset by weakness among the fund's holdings in the medical equipment and supplies industry.

On a more positive note, the fund's stock selections in the consumer discretionary sector delivered relatively strong gains. Top performers included apparel and accessory maker Coach, entertainment provider Walt Disney and hotel owner and operator Marriott.

What is the fund's current strategy?

We recently have identified a number of what we believe are attractive individual investment opportunities in the consumer and financial sectors, and we have slightly trimmed the fund's exposure to technology and health care stocks. However, we remain committed to the fund's growth-oriented investment strategy, and we have continued to find growth-oriented technology stocks that, in our judgment, are well-positioned to benefit from attractive valuations and continuing economic growth.

Can you highlight some of the fund's socially responsible investing activities?

Many companies now recognize the importance of issuing annual corporate social responsibility (CSR) reports to inform investors and the broader public about their social and environmental policies and performance. While a good CSR report can't be the only source for evaluating a company's progress in these areas, the reports have evolved into an important input for our research work.

Paul Hilton, the fund's portfolio manager for its areas of social concern, is a founder and co-chairman of SIRAN, the Social Investment Research Analyst Network. This group, comprising over 100 social research analysts at 30 firms, recently analyzed CSR reporting by companies in the S&P 100. The review found that of these 100 companies, 58 have a separate section of their website dedicated to CSR, and 39 issue annual CSR reports. Most encouragingly, 24 of the companies reference the Global Reporting Initiative (GRI), a common global reporting format that SIRAN analysts recommend to aid in the comparability of reports.

Our fund has taken an active role in encouraging the companies held in the portfolio to improve the quality of the CSR information they make available to the public. Many of the companies in the portfolio are seasoned reporters, and a few of the other companies are taking the first steps in doing so. Intel, for example, is a veteran reporter with the highest level of CSR disclosure recognized by the GRI. Target, on the other hand, this year became one of the first major retailers to issue a CSR report, putting pressure on other retailers to follow suit.

For further information regarding the fund's approach to socially responsible investing, search for "SRI" on the Dreyfus website (www.dreyfus.com) or consult the fund's prospectus.

June 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



The Dreyfus Premier Third Century
Fund, Inc. (Class Z shares) ——————

Standard & Poor's 500
Composite Stock Price Index† ∙ ∙ ∙ ∙ ∙ ∙ ∙

$26,347

$20,079

Dollars

35,000

30,000

25,000

20,000

15,000

10,000

95 96 97 98 99 00 01 02 03 04 05

Years Ended 5/31

Comparison of change in value of $10,000 investment in The Dreyfus Premier Third Century
Fund, Inc. Class Z shares and the Standard & Poor's 500 Composite Stock Price Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class Z shares of The Dreyfus Premier Third Century Fund, Inc. on 5/31/95 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B, Class C, Class R and Class T shares will vary from the performance of Class Z shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph above takes into account all applicable fees and expenses of Class Z shares. The Dreyfus Premier Third Century Fund, Inc. primarily seeks capital growth through investment in common stocks of companies that the fund's management believes not only meet traditional investment standards, but also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is a secondary goal. The Index is a widely accepted, unmanaged index of overall U.S. stock market performance which does not take into account charges, fees and other expenses and is not subject to the same socially responsible investment criteria as The Dreyfus Premier Third Century Fund, Inc. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 5/31/05*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class Z shares		3.62%	(8.45)%	7.22%	–
Class A shares					
with maximum sales charge (5.75%)	8/31/99	(2.62)%	(9.71)%	–	(6.26)%
without sales charge	8/31/99	3.28%	(8.64)%	–	(5.30)%
Class B shares					
with applicable redemption charge †	8/31/99	(1.51)%	(9.71)%	–	(6.18)%
without redemption	8/31/99	2.49%	(9.38)%	–	(6.04)%
Class C shares					
with applicable redemption charge ††	8/31/99	1.48%	(9.37)%	–	(6.03)%
without redemption	8/31/99	2.48%	(9.37)%	–	(6.03)%
Class R shares	8/31/99	2.73%	(8.50)%	–	(5.11)%
Class T shares					
with maximum sales charge (4.5%)	8/31/99	(1.60)%	(9.82)%	–	(6.48)%
without sales charge	8/31/99	2.97%	(8.99)%	–	(5.72)%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in The Dreyfus Premier Third Century Fund, Inc. from December 1, 2004 to May 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended May 31, 2005

	Class A	Class B	Class C	Class R	Class T	Class Z
Expenses paid per $1,000†	$ 6.85	$ 10.51	$ 10.41	$ 7.02	$ 8.51	$ 5.19
Ending value (after expenses)	$1,021.20	$1,016.90	$1,016.90	$1,012.20	$1,019.20	$1,022.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended May 31, 2005

	Class A	Class B	Class C	Class R	Class T	Class Z
Expenses paid per $1,000†	$ 6.84	$ 10.50	$ 10.40	$ 7.04	$ 8.50	$ 5.19
Ending value (after expenses)	$1,018.15	$1,014.51	$1,014.61	$1,017.95	$1,016.50	$1,019.80

† *Expenses are equal to the fund's annualized expense ratio of 1.36% for Class A, 2.09% for Class B, 2.07% for Class C, 1.40% for Class R, 1.69% for Class T and 1.03% for Class Z; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2005

Common Stocks—99.2%	Shares	Value ($)
Consumer Discretionary—15.8%		
Advance Auto Parts	126,500 a	7,497,655
Coach	242,000 a	7,027,680
Dollar General	398,500	7,814,585
eBay	73,000 a	2,774,730
Home Depot	219,500	8,637,325
Marriott International, Cl. A	154,500 b	10,434,930
News, Cl. B	348,500 b	5,823,435
Target	190,500	10,229,850
Walt Disney	281,000	7,710,640
		67,950,830
Consumer Staples—10.5%		
CVS	97,600	5,353,360
Estee Lauder Cos., Cl. A	141,800	5,542,962
PepsiCo	202,500	11,400,750
Procter & Gamble	267,600	14,758,140
Walgreen	183,000	8,297,220
		45,352,432
Energy—2.0%		
Anadarko Petroleum	71,000	5,374,700
Weatherford International	66,000 a	3,469,620
		8,844,320
Electronic Components—6.7%		
Altera	252,400 a	5,600,756
Intel	489,300	13,176,849
Texas Instruments	363,000	10,033,320
		28,810,925
Financial—8.6%		
American Express	153,300	8,255,205
Chubb	82,000	6,906,860
Citigroup	163,600	7,707,196
Goldman Sachs Group	70,800	6,903,000
Radian Group	156,300	7,171,044
		36,943,305
Health Care—24.8%		
Alcon	90,900	9,296,343
Amgen	99,500 a	6,226,710

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Eli Lilly & Co.	146,800	8,558,440
Fisher Scientific International	151,500 [a]	9,462,690
Genzyme	185,900 [a]	11,598,301
Gilead Sciences	195,000 [a,b]	7,956,000
Johnson & Johnson	340,100	22,820,710
Kinetic Concepts	133,000 [a]	8,545,250
Medtronic	46,400	2,494,000
Novartis, ADR	238,500	11,645,955
WellPoint	62,000 [a]	8,246,000
		106,850,399
Industrial−8.2%		
Danaher	220,500	12,156,165
Rockwell Automation	197,500	10,145,575
3M	46,500	3,564,225
Tyco International	329,000	9,517,970
		35,383,935
Information Technology−20.8%		
Alliance Data Systems	167,200 [a]	6,306,784
Cisco Systems	521,700 [a]	10,110,546
Cognizant Technology Solutions	100,000 [a,b]	4,800,000
Cognos	148,700 [a]	5,614,912
Dell	141,500 [a]	5,644,435
EMC	852,100 [a]	11,980,526
International Business Machines	145,000	10,954,750
Microsoft	560,600	14,463,480
Motorola	507,100	8,808,327
National Semiconductor	129,500	2,605,540
VeriSign	254,800 [a]	8,242,780
		89,532,080
Materials & Processing−1.3%		
Air Products & Chemicals	97,500	**5,872,425**
Utilities−.5%		
Verizon Communications	61,000	**2,158,180**
Total Common Stocks		
(cost $374,991,645)		**427,698,831**

Short-Term Investments—1.6%	Principal Amount ($)	Value ($)
Certificates of Deposit—.0%		
Self Help Credit Union, 2.95%, 6/14/2005	100,000	**100,000**
U.S. Treasury Bills—1.6%		
2.50%, 6/2/2005	79,000	78,994
2.72%, 6/16/2005	2,783,000	2,779,855
2.57%, 6/23/2005	2,510,000	2,505,884
2.43%, 6/30/2005	1,344,000	1,341,097
		6,705,830
Total Short-Term Investments (cost $6,806,264)		**6,805,830**

Investment of Cash Collateral for Securities Loaned—1.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $5,643,510)	5,643,510 ᶜ	**5,643,510**

Total Investments (cost $387,441,419)	**102.1%**	**440,148,171**
Liabilities, Less Cash and Receivables	**(2.1%)**	**(9,194,937)**
Net Assets	**100.0%**	**430,953,234**

ADR—American Depository Receipts.

ᵃ Non-income producing.

ᵇ All or a portion of these securities are on loan. At May 31, 2005, the total market value of the fund's securities on loan is $5,340,415 and the total market value of the collateral held by the fund is $5,643,510.

ᶜ Investment in affiliated money market mutual fund.

Portfolio Summary †

	Value (%)		Value (%)
Health Care	24.8	Short-Term/	
Information Technology	20.8	Money Market Investments	2.9
Consumer Discretionary	15.8	Energy	2.0
Consumer Staples	10.5	Materials & Processing	1.3
Financial	8.6	Utilities	.5
Industrial	8.2		
Electronic Components	6.7		**102.1**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
(including securities on loan, valued at $5,340,415)–Note 1(b):		
Unaffiliated issuers	381,797,909	434,504,661
Affiliated issuers	5,643,510	5,643,510
Cash		76,519
Receivable for investment securities sold		4,923,607
Dividends and interest receivable		425,688
Receivable for shares of Common Stock subscribed		70,741
Prepaid expenses		35,428
		445,680,154
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		393,814
Payable for shares of Common Stock redeemed		5,035,634
Liability for securities on loan–Note 1(b)		5,643,510
Payable for investment securities purchased		3,471,422
Accrued expenses		182,540
		14,726,920
Net Assets ($)		**430,953,234**
Composition of Net Assets ($):		
Paid-in capital		543,647,611
Accumulated undistributed investment income–net		1,378,243
Accumulated net realized gain (loss) on investments		(166,779,372)
Accumulated net unrealized appreciation (depreciation) on investments		52,706,752
Net Assets ($)		**430,953,234**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T	Class Z
Net Assets ($)	11,229,597	15,502,913	3,156,157	976,747	647,607	399,440,213
Shares Outstanding	1,371,407	1,979,134	402,482	117,945	81,275	48,084,857
Net Asset Value Per Share ($)	**8.19**	**7.83**	**7.84**	**8.28**	**7.97**	**8.31**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended May 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $70,387 foreign taxes withheld at source)	6,327,376
Interest	153,632
Income from securities lending	12,566
Total Income	**6,493,574**
Expenses:	
Investment advisory fee—Note 3(a)	3,566,465
Shareholder servicing costs—Note 3(c)	1,107,399
Distribution fees—Note 3(b)	152,330
Professional fees	93,455
Prospectus and shareholders' reports	69,465
Registration fees	52,611
Custodian fees—Note 3(c)	41,925
Directors' fees and expenses—Note 3(d)	15,551
Loan commitment fees—Note 2	8,271
Interest expense—Note 2	81
Miscellaneous	8,199
Total Expenses	**5,115,752**
Less—reduction in custody fees due to earnings credits—Note 1(b)	(421)
Net Expenses	**5,115,331**
Investment Income—Net	**1,378,243**
Realized and Unrealized Gain (Loss) On Investments—Note 4 ($):	
Net realized gain (loss) on investments	49,383,025
Net unrealized appreciation (depreciation) on investments	(34,767,906)
Net Realized and Unrealized Gain (Loss) on Investments	**14,615,119**
Net Increase in Net Assets Resulting from Operations	**15,993,362**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended May 31, | |
	2005	2004
Operations ($):		
Investment income (loss)–net	1,378,243	(2,151,609)
Net realized gain (loss) on investments	49,383,025	54,989,984
Net unrealized appreciation (depreciation) on investments	(34,767,906)	40,978,043
Net Increase (Decrease) in Net Assets Resulting from Operations	**15,993,362**	**93,816,418**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,881,750	4,787,615
Class B shares	480,742	1,380,806
Class C shares	418,262	720,782
Class R shares	492,873	2,028,159
Class T shares	217,042	402,818
Class Z shares	19,525,867	55,291,931
Cost of shares redeemed:		
Class A shares	(8,968,019)	(5,096,889)
Class B shares	(3,422,673)	(2,687,215)
Class C shares	(1,142,097)	(1,130,091)
Class R shares	(21,332,445)	(10,321,477)
Class T shares	(351,089)	(294,935)
Class Z shares	(110,216,643)	(195,442,919)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(120,416,430)**	**(150,361,415)**
Total Increase (Decrease) in Net Assets	**(104,423,068)**	**(56,544,997)**
Net Assets ($):		
Beginning of Period	535,376,302	591,921,299
End of Period	**430,953,234**	**535,376,302**
Undistributed investment income–net	1,378,243	–

	Year Ended May 31,	
	2005	2004
Capital Share Transactions:		
Class A[a]		
Shares sold	490,904	630,747
Shares redeemed	(1,146,565)	(665,946)
Net Increase (Decrease) in Shares Outstanding	**(655,661)**	**(35,199)**
Class B[a]		
Shares sold	62,872	188,081
Shares redeemed	(448,458)	(362,129)
Net Increase (Decrease) in Shares Outstanding	**(385,586)**	**(174,048)**
Class C		
Shares sold	54,709	96,600
Shares redeemed	(150,280)	(154,703)
Net Increase (Decrease) in Shares Outstanding	**(95,571)**	**(58,103)**
Class R		
Shares sold	62,871	268,781
Shares redeemed	(2,595,978)	(1,302,187)
Net Increase (Decrease) in Shares Outstanding	**(2,533,107)**	**(1,033,406)**
Class T		
Shares sold	28,316	54,796
Shares redeemed	(45,804)	(39,235)
Net Increase (Decrease) in Shares Outstanding	**(17,488)**	**15,561**
Class Z		
Shares sold	2,449,755	7,416,478
Shares redeemed	(13,636,191)	(25,065,008)
Net Increase (Decrease) in Shares Outstanding	**(11,186,436)**	**(17,648,530)**

[a] *During the period ended May 31, 2005, 35,935 Class B shares representing $279,028 were automatically converted to 34,459 Class A shares and during the period ended May 31, 2004, 15,141 Class B shares representing $110,460 were automatically converted to 14,680 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (excluding portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended May 31,				
Class A Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	7.93	6.84	8.05	10.40	13.95
Investment Operations:					
Investment income (loss)−net [a]	.00[b]	(.04)	(.02)	(.02)	(.06)
Net realized and unrealized gain (loss) on investments	.26	1.13	(1.19)	(2.26)	(2.57)
Total from Investment Operations	.26	1.09	(1.21)	(2.28)	(2.63)
Distributions:					
Dividends from investment income−net	–	–	–	–	(.08)
Dividends from net realized gain on investments	–	–	–	(.07)	(.84)
Total Distributions	–	–	–	(.07)	(.92)
Net asset value, end of period	8.19	7.93	6.84	8.05	10.40
Total Return (%)[c]	3.28	15.94	(15.03)	(21.95)	(19.84)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.35	1.32	1.36	1.12	1.18
Ratio of net expenses to average net assets	1.35	1.32	1.36	1.12	1.18
Ratio of net investment income (loss) to average net assets	.05	(.54)	(.23)	(.22)	(.51)
Portfolio Turnover Rate	67.21	53.06	74.83	103.52	82.54
Net Assets, end of period ($ x 1,000)	11,230	16,079	14,116	18,675	22,004

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended May 31,				
Class B Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	7.64	6.65	7.88	10.26	13.88
Investment Operations:					
Investment (loss)−net [a]	(.06)	(.10)	(.07)	(.09)	(.16)
Net realized and unrealized gain (loss) on investments	.25	1.09	(1.16)	(2.22)	(2.56)
Total from Investment Operations	.19	.99	(1.23)	(2.31)	(2.72)
Distributions:					
Dividends from investment income−net	−	−	−	−	(.06)
Dividends from net realized gain on investments	−	−	−	(.07)	(.84)
Total Distributions	−	−	−	(.07)	(.90)
Net asset value, end of period	7.83	7.64	6.65	7.88	10.26
Total Return (%) [b]	2.49	14.89	(15.61)	(22.55)	(20.58)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.09	2.10	2.15	1.93	1.95
Ratio of net expenses to average net assets	2.09	2.10	2.15	1.93	1.95
Ratio of net investment (loss) to average net assets	(.74)	(1.32)	(1.03)	(1.05)	(1.30)
Portfolio Turnover Rate	67.21	53.06	74.83	103.52	82.54
Net Assets, end of period ($ x 1,000)	15,503	18,072	16,873	23,671	31,152

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class C Shares	Year Ended May 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	7.65	6.65	7.88	10.28	13.88
Investment Operations:					
Investment (loss)–net [a]	(.05)	(.09)	(.06)	(.10)	(.16)
Net realized and unrealized gain (loss) on investments	.24	1.09	(1.17)	(2.23)	(2.54)
Total from Investment Operations	.19	1.00	(1.23)	(2.33)	(2.70)
Distributions:					
Dividends from investment income–net	–	–	–	–	(.06)
Dividends from net realized gain on investments	–	–	–	(.07)	(.84)
Total Distributions	–	–	–	(.07)	(.90)
Net asset value, end of period	7.84	7.65	6.65	7.88	10.28
Total Return (%) [b]	2.48	15.04	(15.61)	(22.70)	(20.48)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.07	2.08	2.13	1.98	1.92
Ratio of net expenses to average net assets	2.07	2.08	2.13	1.98	1.92
Ratio of net investment (loss) to average net assets	(.72)	(1.30)	(1.02)	(1.09)	(1.28)
Portfolio Turnover Rate	67.21	53.06	74.83	103.52	82.54
Net Assets, end of period ($ x 1,000)	3,156	3,810	3,698	5,399	7,037

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class R Shares	Year Ended May 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	8.06	6.94	8.12	10.46	14.00
Investment Operations:					
Investment income (loss)−net[a]	.06	(.02)	.02	.01	(.03)
Net realized and unrealized gain (loss) on investments	.16	1.14	(1.20)	(2.28)	(2.58)
Total from Investment Operations	.22	1.12	(1.18)	(2.27)	(2.61)
Distributions:					
Dividends from investment income−net	−	−	−	−	(.09)
Dividends from net realized gain on investments	−	−	−	(.07)	(.84)
Total Distributions	−	−	−	(.07)	(.93)
Net asset value, end of period	8.28	8.06	6.94	8.12	10.46
Total Return (%)	2.73	16.14	(14.53)	(21.73)	(19.64)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.83	1.08	.86	.81	.84
Ratio of net expenses to average net assets	.83	1.08	.86	.81	.84
Ratio of net investment income (loss) to average net assets	.80	(.30)	.25	.08	(.20)
Portfolio Turnover Rate	67.21	53.06	74.83	103.52	82.54
Net Assets, end of period ($ x 1,000)	977	21,374	25,573	31,441	39,854

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

			Year Ended May 31,		
Class T Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	7.74	6.69	7.90	10.29	13.85
Investment Operations:					
Investment (loss)–net [a]	(.02)	(.06)	(.03)	(.08)	(.10)
Net realized and unrealized gain (loss) on investments	.25	1.11	(1.18)	(2.24)	(2.54)
Total from Investment Operations	.23	1.05	(1.21)	(2.32)	(2.64)
Distributions:					
Dividends from investment income–net	–	–	–	–	(.08)
Dividends from net realized gain on investments	–	–	–	(.07)	(.84)
Total Distributions	–	–	–	(.07)	(.92)
Net asset value, end of period	7.97	7.74	6.69	7.90	10.29
Total Return (%) [b]	2.97	15.70	(15.32)	(22.58)	(20.08)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.65	1.59	1.60	1.78	1.48
Ratio of net expenses to average net assets	1.65	1.59	1.60	1.78	1.48
Ratio of net investment (loss) to average net assets	(.31)	(.81)	(.48)	(.89)	(.82)
Portfolio Turnover Rate	67.21	53.06	74.83	103.52	82.54
Net Assets, end of period ($ x 1,000)	648	764	557	890	998

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class Z Shares	Year Ended May 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	8.02	6.90	8.10	10.46	14.00
Investment Operations:					
Investment income (loss)–net [a]	.03	(.02)	(.00)[b]	(.01)	(.04)
Net realized and unrealized gain (loss) on investments	.26	1.14	(1.20)	(2.28)	(2.58)
Total from Investment Operations	.29	1.12	(1.20)	(2.29)	(2.62)
Distributions:					
Dividends from investment income–net	–	–	–	–	(.08)
Dividends from net realized gain on investments	–	–	–	(.07)	(.84)
Total Distributions	–	–	–	(.07)	(.92)
Net asset value, end of period	8.31	8.02	6.90	8.10	10.46
Total Return (%)	3.62	16.23	(14.82)	(21.92)	(19.69)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.02	1.10	1.14	1.02	.95
Ratio of net expenses to average net assets	1.02	1.10	1.14	1.02	.95
Ratio of net investment income (loss) to average net assets	.34	(.31)	(.02)	(.14)	(.32)
Portfolio Turnover Rate	67.21	53.06	74.83	103.52	82.54
Net Assets, end of period ($ X 1,000)	399,440	475,277	531,104	717,072	1,034,078

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

The Dreyfus Premier Third Century Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T and 200 million shares of $.001 par value Common Stock of Class Z. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class Z shares are not available for new accounts and bear a service fee. Class A shares and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments in registered investment companies are valued at their net asset value. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At May 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $1,378,243, accumulated capital losses $166,763,290 and unrealized appreciation $52,690,670.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to May 31, 2005. If not applied, $71,213,125 expires in fiscal 2010 and $95,550,165 expires in fiscal 2011.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended May 31, 2005 was approximately $3,000, with a related weighted average annualized interest rate of 2.71%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to the Investment Advisory Agreement ("Agreement") with the Manager, the investment advisory fee is computed at an annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly. Pursuant to the Agreement, if in any full fiscal year the aggregate expenses allocable to Class Z, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the average daily net assets of Class Z, the fund may deduct from the fees paid to the Manager, or the Manager will bear such excess expense. During the period ended May 31, 2005, there was no expense reimbursement pursuant to the Agreement.

During the period ended May 31, 2005, the Distributor retained $4,386 and $84 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $53,714 and $443 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at the annual rates of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended May 31, 2005, Class B, Class C and Class T shares were charged $125,521, $25,053 and $1,756, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class B, Class C and Class T shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended May 31, 2005,

Class A, Class B, Class C and Class T shares were charged $32,581, $41,841, $8,351, and $1,756, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2005, Class Z shares were charged $477,427 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2005, the fund was charged $279,693 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2005, the fund was charged $41,925 pursuant to the custody agreement.

During the period ended May 31, 2005, the fund was charged $1,693 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $269,255, Rule 12b-1 distribution plan fees $11,728, shareholder services plan fees $46,593, custodian fees $7,966, chief compliance officer fees $1,693 and transfer agency per account fees $56,579.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended May 31, 2005, amounted to $315,018,158 and $425,063,067, respectively.

At May 31, 2005, the cost of investments for federal income tax purposes was $387,457,501; accordingly, accumulated net unrealized appreciation on investments was $52,690,670, consisting of $59,746,538 gross unrealized appreciation and $7,055,868 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
The Dreyfus Premier Third Century Fund, Inc.

We have audited the accompanying statement of assets and liabilities of The Dreyfus Premier Third Century Fund, Inc., including the statement of investments, as of May 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of May 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The Dreyfus Premier Third Century Fund, Inc. at May 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
July 8, 2005

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

Clifford L. Alexander, Jr. (71)
Board Member (1981)

Principal Occupation During Past 5 Years:
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)
- Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
- Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

Lucy Wilson Benson (77)
Board Member (1980)

Principal Occupation During Past 5 Years:
- President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
- The International Executive Services Corps., Director
- Citizens Network for Foreign Affairs, Vice Chairperson
- Council on Foreign Relations, Member
- Lafayette College Board of Trustees, Vice Chairperson
- Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

————————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

————————

Arthur A. Hartman (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

————————

George L. Perry (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since April 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since April 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since April 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

ROBERT R. MULLERY, Assistant Secretary since January 2003.

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 58 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Assistant Secretary since April 2000.

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 88 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since April 2000.

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 103 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since September 1982.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 108 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**The Dreyfus Premier
Third Century Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request,
by calling 1-800-645-6561.

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